[LOGO] Ridgewood Energy

       Daniel V. Gulino
       Senior Vice President
       And General Counsel



March 10, 2006



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                  Re:    Ridgewood Energy K Fund, LLC
                         Ridgewood Energy L Fund, LLC
                         Ridgewood Energy M Fund, LLC
                         File Nos. 0-51266, 0-51267, 0-51268, respectively
                         ----------------------------------------------------

Dear Mr. Schwall:

         Ridgewood Energy Corporation ("Ridgewood"), the manager of Ridgewood Energy K Fund, LLC (the "K Fund"), Ridgewood Energy L Fund, LLC (the "L Fund") and Ridgewood Energy M Fund, LLC (the "M Fund"), submits this response to the February 16, 2006 comment letter from the Securities and Exchange Commission ("SEC" or "Commission") regarding the above referenced amended filings (the "Comment Letter"). The K Fund, L Fund and M Fund (each a "Fund" and collectively the "Funds") became "effective" on June 28, 2005, sixty days after the filing of the registration statements on Form 10. The Funds are therefore subject to the reporting requirements of Section 13(a) of the Securities Exchange Act ("Exchange Act") and have been filing their periodic reports with the Commission on EDGAR as required.

         On March 9, 2006, the Funds' outside counsel, Frank Lawatch and Jeffrey Plotkin of Pitney Hardin, spoke with your via telephone conference regarding the Funds' proposed response to the Commission's Comment 1 of its February 16, 2006 Comment Letter. This letter sets forth that response in writing. This letter provides the Funds' response to Comment 1 only. The Funds are currently reviewing the Commission's Comment 2 and 3 of the Comment Letter, which were financial in nature, and will be responding by separate cover to those issues in the near future. This letter was filed by EDGAR on March 10, 2006.



  947 Linwood Avenue o Ridgewood, NJ 07450 o T (201)447-9000 o F (201)447-0474

H. Roger Schwall
Page 2 of 3


         We provide the following response to the Commission's Comment 1:

General
-------

1) SEC Comment: We note your response to our prior comment one of the letter dated November 29, 2005. As discussed in a teleconference with counsel on December 21, 2005, we requested greater detail than what has been provided regarding the procedures by which new investors were solicited. Specifically, we requested the company verify with its broker-dealers that the investor kits and questionnaires being sent to potential investors of the funds were only sent to individuals with whom the broker-dealers had pre-existing relationships. Specific confirmation of the procedures employed by your broker-dealers was not provided in your response. Accordingly, we reissue our comment. (Emphasis in original.)

         Ridgewood Response: In a letter dated September 30, 2005, the Commission's staff (the "Staff") asked management of the Funds ("Management") to review the manner in which securities of the Funds were sold by broker-dealers to assess compliance with Section 502(c) of Regulation D. By letter dated October 31, 2005, Management responded to the Staff's inquiry. By letter dated November 29, 2005, the Staff asked for further information about the compliance by the broker-dealers with Section 502(c) of Regulation D. On January 20, 2006, Management reported to the Staff that it had conducted a survey of each of the broker-dealers with respect to the limitations on the manner of offering set forth in Section 502(c). On the basis of that survey, Management concluded that the broker-dealers did not offer or sell interests in the Funds utilizing any form of general solicitation or general advertising proscribed by Section 502(c) of Regulation D, and specifically that it was the policy or practice of the broker-dealers not to send investor kits and questionnaires to persons who did not have pre-existing relationships with the firm.

         By letter dated February 16, 2006, the Staff requested that Management specifically determine if the investor kits and questionnaires used by the Funds were "only sent to individuals with whom the broker-dealer had pre-existing relationships." Management determined that the most reliable and efficient way to respond to the Staff's comment was to confirm that actual new investors in the Funds had pre-existing relationships with the broker-dealers that placed the securities. First, Management reviewed how the population of investors new to the Ridgewood funds who invested in K, L or M Fund was distributed across all of the broker-dealers and registered representatives involved in the placement of the Funds' securities. This review indicated that the "new investors" were, with a very few exceptions, distributed fairly evenly among the registered representatives.

H. Roger Schwall
Page 3 of 3


However, where Management identified a particular registered representative who had placed a relatively higher number of new investors in the Funds, Management called the broker-dealer or the registered representative for a second time and specifically inquired whether all of the new investors placed in a Fund by that broker-dealer and registered representative were persons who had a pre-existing relationship with the broker-dealer or registered representative. As a result of these additional telephone calls, every broker-dealer or registered representative called confirmed that all of these "new investors" were persons with whom the broker-dealer or registered representative had a substantive pre-existing relationship. Management believes this survey is the most reliable source of information reasonably available to it to assess compliance with
Section 502(c) of Regulation D. If the broker-dealers or their registered representatives had sent investor kits and questionnaires to persons with whom they had no pre-existing relationships, then one would expect that the resulting new investor group would reflect this. In fact it did not. It is Management's firm conclusion that based on these comprehensive surveys that the broker-dealers and registered representatives utilized in these private placements complied with Section 502(c) of Regulation D and delivered questionnaires and investors kits only to persons with whom they had a pre-existing relationship. Furthermore, our inquiries further confirm our understanding that the broker-dealers and their registered representatives are keenly aware of the requirements imposed on them and the Funds by Section 502(c) including the foregoing limitation on persons to whom investor kits and questionnaires can be sent.

         Attached as Exhibit A is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000 or the Funds outside counsel, Frank Lawatch at
(212) 297-5830 or Jeffrey Plotkin at (212) 297-5815. Thank you.




Very truly yours,

/s/ Daniel V. Gulino
--------------------
Daniel V. Gulino

Att.